Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

November 21, 2016

VIA EDGAR TRANSMISSION

Mr. Patrick Scott
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Trust for Advised Portfolios (the “Trust”)
Securities Act Registration No: 333-108394
Investment Company Act Registration No: 811-21422
Form N-14 File Number: 333-213829
Miller Opportunity Trust S000055730
Miller Income Fund S000055731

Dear Mr. Scott:

This correspondence is being filed in response to your oral comments and suggestions of November 17, 2016, to the Registration Statement filed on Form N-14 (the “Proxy materials”).  The Proxy materials were filed on September 27, 2016 for the purpose of reorganizing the Legg Mason Opportunity Trust (the “LMOT Target Fund”) and Miller Income Opportunity Trust (the “MIOT Target Fund,” together with the LMOT Target Fund, the “Target Funds”) out of their respective trusts and into corresponding series of the Trust (the “Reorganizations”).

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

1.
With respect to the March 31, 2016 financial statements of the MIOT Target Fund that are incorporated by reference, please be aware that on December 1, 2016 the financials will be considered stale, as they will be more than 245 days old.  As such, if the Proxy Statement is not effective by that date, the financial statements will need to be updated, as required by Regulation S‑X, 3-18 and Form N-14, Item 14.

The Trust has considered and is aware of the requirements for current financial statements under Regulation S‑X, 3-18 and Form N-14, Item 14.

2.	On page 1, Combined Proxy Statement and Prospectus, revise to include names, address and phone number of principal executive office of Acquiring Funds per Item 1(b)(1) of Form N-14.

The Trust confirms that it will make this change as requested.

3.
To clarify Comment 4 from the original oral comments and suggestions provided on October 21, 2016, in the Acquiring Funds’ Pro Forma Expense tables, Class A shares, Footnote 1, please define within the Proxy Statement/Prospectus, and not the SAI, “certain investors” for whom the maximum deferred sales charge of 1.00% for redemption within 18 months of purchase may be waived.

The Trust responds that the Proxy Statement will be revised to include those “certain investors” who may qualify for a waiver of contingent deferred sales charge.  In addition, Footnote 1 will then be revised to incorporate a reference to the “Waivers of Contingent Deferred Sales Charge” section in the Proxy Statement/Prospectus.

4.
With regard to your responses to Comment 6 from the original oral comment and the staff’s suggestions provided on October 21, 2016, please revise the footnote to the Acquiring Funds’ fee table regarding the expense limitation agreement as follows: “The Adviser is permitted to recapture amounts waived and/or reimbursed to a class within three years after ~~the fiscal year in which~~ the Adviser earned the fee or incurred the expense......”

The Trust confirms that it will make this change as requested.

5.
In footnote 4, please also consider revising the last sentence as follows:  “In no case will the Adviser recapture any amount that would result, on any particular business day of the Fund, in the class’ total annual operating expenses exceeding the: (1) the applicable expense cap at the time of the waiver; or (2) the applicable expense cap at the time of the recapture.”

The Trust responds that it will make this change as requested.

6.
To clarify Comment 9, please only include Item 9 materials for the Acquiring Funds, as the Target Funds’ Investment Objectives and Implementation of Investment Objectives are incorporated by reference therein.  As a global comment, only include the Acquiring Funds’ principal investment strategies, and revise the header to state: "Investment Objectives and Investment Strategies of the Acquiring Fund.”  Remove first paragraph of the section referencing each Target Fund.

The Trust responds that it will make these changes as requested.

7.	Please state whether derivatives investments are a principal investment strategy. If not, remove.

The Trust confirms that the Fund’s principal investment strategies include derivatives investments.  The Trust responds that it will remove the following sentence: “The Fund’s portfolio managers may choose not to make use of derivatives.”

8.	Please state whether “other investments” are a principal investment strategy. If not, remove. If it stays, revise reference from “this Prospectus or in the SAI” to this “Proxy Statement/Prospectus.”

The Trust confirms that the Fund’s principal investment strategies include “other investments.”  The Trust will revise references to “this Prospectus or in the SAI” to this “Proxy Statement/Prospectus.”

9.	Under inflation-index, inflation-protected and related securities, where it states “other fixed income securities,” if this is not a principal investment strategy, please delete.

The Trust responds that it will remove the referenced paragraph.

10.	Supplementally, please explain how the new reinstatement privilege will work for shareholders.

The Trust explains supplementally that a shareholder who owned shares in a Target Fund prior to that Fund’s Reorganization for whom the reinstatement privilege remained in effect would have 365 days to reinvest in the corresponding Acquiring Fund after a Reorganization without paying a new sales charge.  For example, if a shareholder purchases and redeems shares of a Target Fund within 60 days of a Reorganization, s/he would not pay a sales charge on the corresponding Acquiring Fund, if shares in that Fund are purchased within 365 days after that Fund’s Reorganization.

11.	With respect to the definition of “unfair burden,” please describe any differences before and after the Reorganizations with respect to “LMM or any interested person of LMM.”

The Trust responds that it will add the following disclosure: “LMM will not change as an entity before and after the Reorganizations, except that Legg Mason, Inc. will no longer be an interested person of LMM after the Reorganizations.  Furthermore, LMM will be the investment adviser to both Acquiring Funds while it was investment adviser only to the LMOT Target Fund and was the sub-adviser to the MIOT Target Fund.”

12.
To repeat Comment 15 from the original oral comments and suggestions provided on October 21, 2016, remove ‘seek to’ and ‘endeavor to’ language, as compliance with Section 15(f) of the Investment Company Act of 1940 (“1940 Act”) is not a best efforts test.  If not removed, explain to the staff how the former adviser will not be breaching its fiduciary duty under Section 36(a) of the 1940 Act.

TAP affirms that it will comply with the Section 15(f) requirements and therefore removes the referenced language.

13.
To clarify Comment 17 from the original oral comments and suggestions provided on October 21, 2016, please note, rather than confirm, that a failure to comply with Section 15(f) may also be a violation but is not a “per se” violation of Section 36(a) of the 1940 Act.

The Trust duly notes that the staff notes that a failure to comply with Section 15(f) may also be a violation, but would not be a per se violation of Section 36(a) of the 1940 Act.

14.	In the paragraph above Board Considerations, revise the “endeavor to” language to incorporate that the TAP Board of Trustees will ensure that Board Consideration factors Nos. 14 & 15 are met.

The Trust responds that it will make this change as requested.

15.
In the paragraph above Board Considerations, include the following language that is included in Section 15(f)(1) of the 1940 Act: “[T]here is not imposed an unfair burden on such company as a result of such transaction or any express or implied terms conditions or understanding applicable [to the assignment].”

The Trust responds that it will include the disclosure as requested.

16.
To clarify Comment 21 from the original oral comments and suggestions provided on October 21, 2016, please revise the reference from the “Funds’ SAI” to the “Target Funds’ SAI” on page C-2 of the Proxy Statement.

The Trust responds that it will make this change as requested.

17.
Similar to Comment 3 from the original oral comments and suggestions provided on October 21, 2016, please insert the “Waivers of Contingent Deferred Sales Charge” section from the SAI into the Proxy Statement/Prospectus.  Also move the CDSC information in the comparison table from the SAI into the Proxy Statement/Prospectus.

The Trust responds that it will make this change as requested.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (626) 914-7220.

Very truly yours,

/s/ Eric W. Pinciss
Eric W. Pinciss, Esq.
Secretary
Trust for Advised Portfolios